UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
 (Amendment No. 5)

First Solar, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

CUSIP No. 336433107
(CUSIP Number)

December 31, 2011
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	336433107

1	NAME OF REPORTING PERSONS The Estate of John T. Walton IRS Identification Nos. of Above Persons (entities only)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☑ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 14,855,905**
	6	SHARED VOTING POWER 0**
	7	SOLE DISPOSITIVE POWER 14,855,905**
	8	SHARED DISPOSITIVE POWER 0**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,855,905**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.2%
12	TYPE OF REPORTING PERSON (See Instructions) OO

**For additional information, see Schedule A

CUSIP No.	336433107

1	NAME OF REPORTING PERSONS S. Robson Walton IRS Identification Nos. of Above Persons (entities only)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☑ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0**
	6	SHARED VOTING POWER 24,957,907**
	7	SOLE DISPOSITIVE POWER 0**
	8	SHARED DISPOSITIVE POWER 24,957,907**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,957,907**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 28.9%
12	TYPE OF REPORTING PERSON (See Instructions) IN

**For additional information, see Schedule A

CUSIP No.	336433107

1	NAME OF REPORTING PERSONS Alice L. Walton IRS Identification Nos. of Above Persons (entities only)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☑ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0**
	6	SHARED VOTING POWER 26,557,907**
	7	SOLE DISPOSITIVE POWER 0**
	8	SHARED DISPOSITIVE POWER 26,557,907**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,557,907**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 30.7%
12	TYPE OF REPORTING PERSON (See Instructions) IN

**For additional information, see Schedule A

CUSIP No.	336433107

1	NAME OF REPORTING PERSONS Jim C. Walton IRS Identification Nos. of Above Persons (entities only)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☑ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0**
	6	SHARED VOTING POWER 26,557,907**
	7	SOLE DISPOSITIVE POWER 0**
	8	SHARED DISPOSITIVE POWER 26,557,907**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,557,907**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 30.7%
12	TYPE OF REPORTING PERSON (See Instructions) IN

**For additional information, see Schedule A

CUSIP No.	336433107

Item 1.

(a)	Name of Issuer

First Solar, Inc.

(b)	Address of Issuer’s Principal Executive Offices

350 West Washington Street, Suite 600 Tempe, Arizona 85281

Item 2.

(a)	Name of Person Filing

The Estate of John T. Walton S. Robson Walton Jim C. Walton Alice L. Walton

(b)	Address of Principal Business Office or, if none, Residence

The principal business office of each person named in Item 2(a) above is P.O. Box 1860, Bentonville, Arkansas 72712.

(c)	Citizenship

Each individual filing this Schedule 13G is a citizen of the United States. The estate filing this Schedule 13G is the estate of a decedent who was a citizen of the United States.

(d)	Title of Class of Securities

Common Stock

(e)	CUSIP Number

336433107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) ☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e) ☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f) ☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g) ☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h) ☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution: ______.

Not applicable.

Item 4.	Ownership.

               Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: ______.

               See Schedule A hereto.

(b)	Percent of class: ______.

               See Schedule A hereto.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote ______.

See Schedule A hereto.

(ii)	Shared power to vote or to direct the vote ______.

See Schedule A hereto.

(iii)	Sole power to dispose or to direct the disposition of ______.

See Schedule A hereto.

(iv)	Shared power to dispose or to direct the disposition of ______.

See Schedule A hereto.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of 5 Percent or Less of a Class

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☐ .

Instruction: Dissolution of a group requires a response to this item.

               Not applicable.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

               If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

               Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

               If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

               Not applicable.

Item 8.	Identification and Classification of Members of the Group

               If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to §240.13d-1(c) or §240.13d-1(d), attach an exhibit stating the identity of each member of the group.

               The identity of each member of the group is disclosed on the cover pages attached hereto.

Item 9.	Notice of Dissolution of Group

               Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

               Not applicable.

Item 10.	Certification

               (a) The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Not applicable.

(b) The following certification shall be included if the statement is filed pursuant to §240.13d–1(b)(1)(ii)(J), or if the statement is filed pursuant to §240.13d–1(b)(1)(ii)(K) and a member of the group is a non-U.S. institution eligible to file pursuant to §240.13d–1(b)(1)(ii)(J):

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to [insert particular category of institutional investor] is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

Not applicable.

               (c) The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Not applicable.

SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 9, 2012

/s/ S. Robson Walton
S. Robson Walton, in his capacity as co-personal representative of the Estate of John T. Walton and as a manager of JCL Holdings, LLC.

/s/ Jim C. Walton
Jim C. Walton, in his capacity as co-personal representative of the Estate of John T. Walton, as co-trustee of the JTW Trust #1 UAD 91902 and as a manager of JCL Holdings, LLC.

/s/ Alice L. Walton
Alice L. Walton, in her capacity as co-personal representative of the Estate of John T. Walton, as co-trustee of the JTW Trust #1 UAD 91902 and as a manager of JCL Holdings, LLC.

Schedule A

	Aggregate Number		Number of Shares of Common Stock as
	of Shares of	Percentage	to Which Reporting Person has
	Common Stock	Outstanding	Sole Power to	Sole Power to	Shared Power to	Shared Power to
Reporting Person	Beneficially Owned	Common Stock	Dispose	Vote	Dispose	Vote
S. Robson Walton (1)	24,957,907	28.9%	0	0	24,957,907	24,957,907
Jim C. Walton (2)	26,557,907	30.7%	0	0	26,557,907	26,557,907
Alice L. Walton (3)	26,557,907	30.7%	0	0	26,557,907	26,557,907
Estate of John T. Walton (4)	14,855,905	17.2%	14,855,905	14,855,905	0	0

(1)
The number and percentage of shares of common stock shown in the table as beneficially owned by S. Robson Walton represent (a) 10,102,002 shares held by JCL Holdings, LLC, as to which S. Robson Walton, as a manager thereof, shares voting and dispositive power with Jim C. Walton and Alice L. Walton, as managers and (b) 14,855,905 shares held by the Estate of John T. Walton, as to which S. Robson Walton, Jim C. Walton, Alice L. Walton and an entity under their control, as co-personal representatives, share dispositive and voting power (such shares are also shown by the Estate of John T. Walton as having sole voting and dispositive power). With respect to JCL Holdings, LLC, dispositive and voting power over all of the shares held thereby is exercised by the managers thereof. The shares held by JCL Holdings, LLC and the Estate of John T. Walton are for the benefit of John T. Walton’s wife and his descendants and for that reason, S. Robson Walton disclaims beneficial ownership of the shares listed in (a) and (b) above.

(2)
The number and percentage of shares of common stock shown in the table as beneficially owned by Jim C. Walton represent (a) 10,102,002 shares held by JCL Holdings, LLC, as to which Jim C. Walton, as a manager thereof, shares voting and dispositive power with S. Robson Walton and Alice L. Walton, as managers, (b) 1,600,000 shares held by the JTW Trust #1 UAD 91902, as to which Jim C. Walton and Alice L. Walton, as co-trustees, share voting and dispositive power and (c) 14,855,905 shares held by the Estate of John T. Walton, as to which S. Robson Walton, Jim C. Walton, Alice L. Walton and an entity under their control, as co-personal representatives, share dispositive and voting power (such shares are also shown by the Estate of John T. Walton as having sole voting and dispositive power). With respect to JCL Holdings, LLC, dispositive and voting power over all of the shares held thereby is exercised by the managers thereof. The shares held by JCL Holdings, LLC and the Estate of John T. Walton are for the benefit of John T. Walton’s wife and his descendants. The shares held by the JTW Trust #1 UAD 91902 are for the benefit of charitable interests and John T. Walton’s descendants. For those reasons, Jim C. Walton disclaims beneficial ownership of the shares listed in (a), (b) and (c) above.

(3)
The number and percentage of shares of common stock shown in the table as beneficially owned by Alice L. Walton represent (a) 10,102,002 shares held by JCL Holdings, LLC, as to which Alice L. Walton, as a manager thereof, shares voting and dispositive power with S. Robson Walton and Jim C. Walton, as managers, (b) 1,600,000 shares held by the JTW Trust #1 UAD 91902, as to which Jim C. Walton and Alice L. Walton, as co-trustees, share voting and dispositive power and (c) 14,855,905 shares held by the Estate of John T. Walton, as to which S. Robson Walton, Jim C. Walton, Alice L. Walton and an entity under their control, as co-personal representatives, share dispositive and voting power (such shares are also shown by the Estate of John T. Walton as having sole voting and dispositive power). With respect to JCL Holdings, LLC, dispositive and voting power over all of the shares held thereby is exercised by the managers thereof. The shares held by JCL Holdings, LLC and the Estate of John T. Walton are for the benefit of John T. Walton’s wife and his descendants. The shares held by the JTW Trust #1 UAD 91902 are for the benefit of charitable interests and John T. Walton’s descendants. For those reasons, Alice L. Walton disclaims beneficial ownership of the shares listed in (a), (b) and (c) above.

(4)
In 2009, an entity under the control of S. Robson Walton, Jim C. Walton and Alice L. Walton became an additional co-personal representative of the Estate of John T. Walton. The number and percentage of shares of common stock shown in the table as beneficially owned by the Estate of John T. Walton represent 14,855,905 shares held directly by the Estate of John T. Walton, as to which S. Robson Walton, Jim C. Walton, Alice L. Walton and such entity, as co-personal representatives of the Estate of John T. Walton, share voting and dispositive power. The shares held by the Estate of John T. Walton are held for the benefit of John T. Walton’s wife and his descendants and for that reason, S. Robson Walton, Jim C. Walton, Alice L. Walton and such entity disclaim beneficial ownership of such shares.